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EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

        This Asset Purchase Agreement (the "Agreement") is made and entered into in Islandia, New York as of May 15, 2002 by and between Intraware, Inc., a Delaware corporation having its principal place of business at 25 Orinda Way, Orinda, CA 94563 ("Seller") and Computer Associates International, Inc. ("CA"), a Delaware corporation having its principal place of business at One Computer Associates Plaza, Islandia, New York 11749-7000.

RECITALS

        WHEREAS, Seller owns and desires to sell and assign to CA certain software products and related assets and CA desires to purchase and acquire such assets from Seller and, thereafter, to use, market, license, sublicense, develop, maintain, collect and otherwise deal with the purchased assets without restriction;

A G R E E M E N T

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties agree as follows:

ARTICLE I
DEFINITIONS

        As used herein, the following terms shall have the following meanings:

        1.1  "Purchased Assets" shall mean and include the following:

          (a)  The "Software Products" which shall consist of all existing Source Code and object code (in magnetic and hard copy form) to all past or current versions, including any and all foreign language versions, of Seller's ContractDirector, Content Control, and the Argis suite of software programs, all as more fully described on Exhibit A attached hereto, including such related development stage code, if any, that Seller has developed up to, and as of, the Closing Date. "Source Code" shall mean the source code version of the Software Products in the form of machine readable and human readable listings together with associated flow charts, algorithms, comments and other written instructions and technical documentation.

          (b)  The "Product Documentation" which shall consist of all existing technical documentation pertaining to the Software Products (including any end user manuals, specifications, flow charts, design documentation, bug lists and an electronic machine-readable version of such manuals), all lists of prices for the Software Products, a summary of Seller's current promotional activity with respect to the Software Products, any and all training or question and answer books pertaining to the Software Products, and any and all notes, plans and other documentation describing problems, future directions or other matters related to the Software Products.

          (c)  The "Books and Records" which shall consist of all existing magnetic and hard copy lists of all registered users of all past and current versions of the Software Products as of the Closing Date ("User Lists") together with a copy of all other existing books, records, files and papers, whether in hard copy or computer format, used in connection with the marketing, licensing and support of the Software Products.

          (d)  The "Proprietary Rights" which shall consist of all patents, patent rights, copyrights, trademarks, trademark rights, trade names, trade name rights and patent, copyright or trademark applications which are incorporated in, are, form a part of, or are directly or indirectly related to the Software Products and all ideas, know-how, trade secrets, inventions, technology, designs and any other proprietary rights which are owned or licensed by Seller directly or indirectly pertaining to the Software Products, the Product Documentation and the User Lists. The Proprietary Rights shall include, without limitation, the patents and the registered copyrights and registered and unregistered trademarks listed on Exhibit B.

          (e)  The "Product Marketing Materials" which shall consist of all advertising materials, fact sheets, and current and past promotional plans directly or indirectly utilized in connection with the marketing of the Software Products.

          (f)    The "Customer Agreements" which shall consist of all license, lease, maintenance and distribution agreements whereby Seller has authorized any third party to use or distribute the Software Products as of the Effective Date plus such license, lease, maintenance and distribution agreements as shall have been entered into with third parties in the ordinary course of business, consistent with past practice, between the Effective Date and the Closing Date and any Professional Services Agreements listed on Schedule 4.9. All Customer Agreements existing as of the Effective Date are listed on Exhibit C and Schedule 4.9.

          (g)  Intentionally Omitted.

          (h)  Intentionally Omitted.

          (i)    The "Equipment" which shall consist of all items of machinery, equipment, office equipment, communications equipment, computers, printers, copy machines and other tangible personal property used by the Seller in its business relating to the Software Products, a partial list of which is attached as Exhibit F. Exhibit F shall be amended at or prior to Closing to include a full list of all Equipment.

        1.2  "Assumed Liabilities" shall mean all of Seller's obligations under the Customer Agreements listed on Exhibit C from and after the Closing Date.

        1.3  "Closing Date" shall mean May 24, 2002 or such other date as mutually agreed by the parties.

        1.4  "Damages" shall mean any claim, demand, loss, liability, damage or expense including, without limitation, interest, penalties, and reasonable attorneys' accountants' and experts' fees and costs of investigation incurred as a result thereof.

        1.5  "Effective Date" shall mean May 15, 2002, the effective date of this Agreement.

        1.6  "Excluded Assets" shall have the meaning set forth in Section 2.2 hereof.

        1.7  "Excluded Liabilities" shall have the meaning set forth in Section 2.4 hereof.

ARTICLE II
SALE AND PURCHASE; ASSIGNMENT

        2.1  Sale and Purchase. Subject to the terms and conditions contained herein, Seller hereby sells, transfers, assigns, conveys and delivers to CA, and CA hereby purchases and accepts from Seller, all right, title and interest in and to the Purchased Assets, free and clear of any liens, pledges, security interests, claims or encumbrances of any kind.

        2.2  Excluded Assets. Seller and CA expressly understand and agree that all assets of Seller other than the Purchased Assets (the "Excluded Assets") shall be excluded from the sale of assets to CA. By way of further clarification, Seller and CA understand and agree that the following assets are among the Excluded Assets:

          (a)  all leases of real and personal property entered into by or binding upon Seller other than those (if any) specifically assigned by Seller to CA and assumed by CA in writing;

          (b)  all accounts receivable, notes and amounts of money due or receivable by, or for the account or credit of, Seller from Customers or pursuant to any license or other agreement attributable to periods prior to the Closing Date of this Agreement or for services rendered prior to the Closing Date; provided that CA shall have all rights to receive and collect amounts due under the Customer Agreements to the extent such amounts are attributable to periods on or after the Closing Date;

          (c)  all those items of machinery, equipment, office equipment, communications equipment and other tangible property used in connection with any business of the Seller; with the exception of the Equipment which is being transferred by Seller to CA;

          (d)  cash and cash equivalents on hand and in banks, including the bank account referenced below in Section 2.5 (a) of this Agreement.

          (e)  any registered and unregistered trademarks and trade names which include the word "Intraware" or used in connection with the SubscribeNet or Electronic Software Delivery and Management business, any registered and unregistered copyrights in and to source code, object code, documentation in and to the SubscribeNet or Electronic Software Delivery and Management software or services, any trade secrets relating to the SubscribeNet or Electronic Software Delivery and Management business, and any other intellectual property rights in or relating to the SubscribeNet or Electronic Software Delivery and Management business.

        Any copyrights in and tradedress to the look and feel or design of Seller's website located at www.intraware.com.

        The following trademarks and patents are excluded from the Purchased Assets:

        The Intraware logo:

TRADEMARKS	REGISTRATION NUMBER
INTRAWARE	2413746
SUBSCRIBENET	2252376
CONTROL YOUR TECHNOLOGY	2523345
NETINSIGHTS	2343141
COMPARISCOPE	2247493

PATENT NUMBER	TITLE
6,236,990	Method and system for ranking multiple products according to user's preferences
6,092,105	System and method for vending retail software and other sets of information to end users
6,078,897	Method and apparatus for optimizing orders for goods or services to increase a discount

          2.3    Assignments of Agreements. As of the Closing Date, Seller hereby assigns to CA, and CA hereby accepts and assumes from Seller, the Customer Agreements; provided that prior to Closing Date, CA shall have the right to refuse assignment of any of the Professional Services Agreements listed on Schedule 4.9.

          2.4    Excluded Liabilities. The parties hereby agree that, except as hereby specifically assigned by Seller and accepted and assumed by CA, no other agreements, obligations or liabilities (actual or contingent) of Seller are hereby transferred to, or accepted or assumed by, CA. All such other liabilities and obligations of Seller shall be retained by and remain obligations of Seller (the "Excluded Liabilities"), and CA shall not assume, pay or discharge, and shall not be liable for, and Seller shall discharge and, subject to Article VIII of this agreement, indemnify and hold harmless CA from and against, any liability (actual or contingent), loss, commitment, obligation or expense incident to or arising out of any Excluded Liabilities. The Excluded Liabilities shall include, without limitation, any of the following obligations, liabilities, commitments or expenses:

            (a)    incident to, or arising out of, any tax liabilities (or penalties or interest thereon) of any nature whatsoever of Seller on account of this Agreement or the operations of Seller up to and including the Closing Date ("Tax Liabilities"); provided, however, that any sales, transfer or similar taxes which may arise as a result of the sale of the Purchased Assets as contemplated by this Agreement, shall be the obligation of, and discharged by, CA;

            (b)  incident to, or arising out of, any claims, actions, suits, proceedings, liabilities, fines, penalties, deficiencies or judgments existing on the Closing Date as a result of, or in connection with, Seller's conduct of its business up to and including the Closing Date, including, without limitation, the ownership or use of Purchased Assets by Seller, to the extent such claims, actions, suits, proceedings, liabilities, fines, penalties, deficiencies or judgments have not been fully disclosed to CA in Schedule 2.4 to this Agreement and have been expressly assumed by CA as Assumed Liabilities hereunder;

            (c)    relating to employee benefits or compensation arrangements existing on or prior to the Closing Date, including, without limitation, any liabilities or obligations under Seller's employee benefit agreements and any salary, bonus, commission, severance or termination payments, accrued vacation pay or other obligations to any employee or consultant of Seller;

            (d)  incident to, or arising out of, any failure by Seller to observe, perform or comply with the terms of any of the Customer Agreements during any period prior to the Closing Date;

            (e)    any contracts, commitments, obligations or agreements relating to the development, marketing, support or licensing of any of the Purchased Assets other than those expressly assumed by CA in writing as Assumed Liabilities; or

            (f)    incident to, or arising out of, or relating to the Excluded Assets.

          2.5    The Purchase Price. The total purchase price of the Purchased Assets to be sold to CA as provided herein shall be equal to nine million five hundred thousand dollars ($9,500,000) which shall be paid by CA to Seller on the Closing Date by wire transferring such funds to Seller's account which shall be provided to CA prior to Closing(as set forth below. The Seller's account for wire transfer of funds is

          2.7    Allocation of the Purchase Price. The parties agree that all of the Purchase Price shall be allocated to the purchase of the software technology for resale. The parties agree to act in accordance with this allocation in the filing of tax returns and in the course of any tax audit, tax review or tax litigation relating thereto.

          2.8    Termination of Reseller Agreement. Upon Closing (defined below), that certain Reseller Agreement and Commercial Terms Schedule, as amended by Amendment No. 1 thereto, between Computer Associates International, Inc. and Intraware, Inc. dated as of March 21, 2002, shall terminate and be of no further force and effect, and each of the parties thereto shall be released from any and all currently existing or further obligations under such agreement.

ARTICLE III
CLOSING; DELIVERIES

        3.1  Closing. The closing of this transaction (the "Closing") shall be held on the Closing Date at or about 10:00 A.M. at CA's offices at One Computer Associates Plaza, Islandia, New York 11749 or at such other time and place upon which the parties shall agree.

        3.2  Conditions to CA's Obligations. CA's obligation hereunder to purchase and pay for the Purchased Assets is subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived, in whole or in part, by CA in its sole discretion, and Seller shall use its reasonable best efforts to cause such conditions to be fulfilled:

          (a)  Representations and Warranties Correct; Performance. The representations and warranties of Seller contained in this Agreement (including the Exhibits and Schedules hereto) shall be true, complete and accurate in all material respects when made and on and as of the Closing Date as though such representations and warranties were made at and as of such date, and Seller shall have delivered to CA a certificate, dated the Closing Date, to such effect (which in the case of Seller shall be signed by its President and Secretary). Seller shall have in all material respects duly and properly performed, complied with and observed each of its covenants, agreements and obligations contained in this Agreement to be performed, complied with and observed on or before the Closing Date, and Seller shall have delivered to CA a certificate, dated the Closing Date, to such effect (which shall be signed by its President and Secretary).

          (b)  Purchase Permitted by Applicable Laws. The purchase of and payment for the Purchased Assets to be purchased by CA hereunder shall not be prohibited by any applicable law or governmental regulation and shall not subject CA to any material penalty, liability or other onerous condition under or pursuant to any applicable law or governmental regulation.

          (c)  Proceedings. All corporate and other proceedings required to be taken by Seller in connection with the transactions contemplated hereby shall have been taken and any documentation of such proceedings shall be reasonably satisfactory in form and substance to CA.

          (d)  No Adverse Decision. There shall be no action, suit, investigation or proceeding pending or threatened by or before any court, arbitrator or administrative or governmental body which seeks to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Agreement or questions the validity or legality of any such transactions or seeks to recover damages or to obtain other relief in connection with any such transactions.

          (e)  Approvals and Consents. Seller shall have duly obtained all authorizations, consents, rulings, approvals, licenses, franchises, permits and certificates, or exemptions therefrom, by or of all governmental authorities and non-governmental administrative or regulatory agencies having jurisdiction over the parties hereto, this Agreement, the Purchased Assets or the transactions contemplated hereby, including, without limitation, consents of all third parties pursuant to existing agreements or instruments by which Seller may be bound (except to the extent that the failure to obtain such third party agreements or instruments would not have a material adverse effect on CA's use and enjoyment of the Purchased Assets, in which case, Seller agrees to uses its reasonable best efforts before and after the Closing Date to obtain such consents) which are required for the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, at no cost or other adverse consequence to CA, and all thereof shall be in full force and effect at the time of Closing. For purposes of this Section 3.1 (e), the failure by Seller to obtain the consent of the customers listed on Schedule 4.11, whose consent is required to assign their customer agreements with Seller, shall be deemed not to have a material adverse effect on CA's use and enjoyment of the Purchased Assets. Prior to the Closing Seller shall have obtained the consent of Best Software, Inc. to the assignment to CA of the Software Distribution and Private Labeling Agreement between Janus Technologies, Inc. and Best Software, Inc. effective December 1, 1999, as amended September 29, 2001.

          (f)    Delivery of Documents. Seller shall have delivered, or caused to be delivered, to CA the following:

            (i)    a copy of Seller's Certificate of Incorporation, as amended to date, certified by the Secretary of the State of Delaware;

            (ii)  a short-form good standing certificate with respect to Seller bearing a current date issued by the Secretary of State of the State of Delaware;

            (iii)  resolutions, certified by the Secretary of Seller, with respect to the transaction contemplated by this Agreement;

            (iv)  all other consents, agreements, schedules, documents and exhibits required by this Agreement to be delivered at or before Closing;

            (v)  a legal opinion from counsel to Seller addressed to CA in form satisfactory to CA; and

            (vi)  such other documents as CA may reasonably request.

          (g)  Employee Proprietary Information Agreements. Seller shall have delivered to CA copies of agreements signed by each current employee or contractor of Seller involved in development of any of the Software Products: (i) waiving any and all rights to, and conveying to Seller any and all right, title and interest in, all proprietary products, patents, copyrights, trademarks (or applications in respect of any thereof) and any and all other intellectual property comprising any part of the Purchased Assets or developed or conceived by such employee while employed by Seller or otherwise; and (ii) agreeing that each such employee or contractor will not disclose any confidential information and documents of Seller. Seller shall have delivered to Purchaser an instrument assigning to Purchaser all of its rights under such employee proprietary information agreements insofar as such rights pertain to the Purchased Assets.

          (f)    Release of Security Interest. Seller shall have obtained a release of any lien, pledge, charge, security interest or other encumbrance with respect to the Purchased Assets existing under that certain General Security Agreement, dated as of August 31, 2001, between Intraware, Inc., a Delaware corporation and Commonwealth Associates, L.P., a New York limited partnership, acting as agent for certain investors.

        3.3  Conditions to the Obligation of Seller. The obligation of Seller to consummate the transactions contemplated hereby is subject to the fulfillment of the following conditions on or prior to the Closing

Date, any of which may be waived, in whole or in part, by Seller in its sole discretion, and CA shall use its reasonable best efforts to cause such conditions to be fulfilled:

          (a)  Representations and Warranties Correct; Performance. The representations and warranties of CA in this Agreement (including the Exhibits hereto) and those otherwise made in writing by or on behalf of CA in connection with the transactions contemplated by this Agreement shall be true, complete and accurate in all material respects when made and on and as of the Closing Date, as though such representations and warranties were made at and as of such date. CA shall in all material respects have duly and properly performed, complied with and observed each of their covenants, agreements and obligations contained in this Agreement to be performed, complied with and observed on or before the Closing Date.

          (b)  Purchase Permitted by Applicable Laws. The purchase of and payment for the Purchased Assets to be purchased by CA hereunder shall not be prohibited by any applicable law or governmental regulation and shall not subject Seller to any material penalty, liability or other onerous condition under or pursuant to any applicable law or governmental regulation.

          (c)  Proceedings. All corporate and other proceedings taken or required to be taken by CA in connection with the transactions contemplated hereby shall have been taken and any documentation of such proceedings shall be reasonably satisfactory in form and substance to Seller.

          (d)  No Adverse Decision. There shall be no action, suit, investigation or proceeding pending or threatened by or before any court, arbitrator or administrative or governmental body which seeks to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Agreement or questions the validity or legality of any such transactions or seeks to recover damages or to obtain other relief in connection with any such transactions.

          (e)  Delivery of Documents. CA shall have delivered, or caused to be delivered, to CA the following such documents as Seller may reasonably request.

        3.4  Deliverables. At the Closing, Seller shall deliver or cause to be delivered to CA those items listed on Exhibits A through C hereof and such other documents and instruments of transfer as may be necessary or appropriate to convey title to the Purchased Assets to CA. At the Closing, CA shall deliver to Seller the Purchase Price provided for in Section 2.5 (a) and such other documents and instruments of transfer as may be necessary or appropriate to consummate the transactions contemplated hereby.

ARTICLE IV
SELLER'S REPRESENTATION AND WARRANTIES

        Except as set forth in the Disclosure Schedule attached hereto as Exhibit E, Seller hereby represents and warrants that:

        4.1  Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, authorizations, consents and approvals to carry on its business as now conducted. Seller has delivered to CA true and complete copies of the Certification of Incorporation and by-laws of Seller as currently in effect.

        4.2  Corporate Authority. Seller has full authority to execute, deliver and perform this Agreement in accordance with its terms. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not and will not result in a breach, violation or default or give rise to an event which with the giving of notice or after the passage of time, would result in a breach, violation or default of any of the terms or provisions of Seller's Certificate of Incorporation, as amended, or by-laws or of any indenture, agreement, judgment, decree or other instrument or restriction to which Seller is a party or by which Seller or any of the Purchased Assets may be bound or affected, except where the breach, violation or default will not have a material adverse effect on CA's use and enjoyment of the Purchased Assets. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller and no further authorization or approval, whether of the stockholders or directors of Seller or governmental bodies or otherwise, is necessary in order to enable Seller to enter into and perform the same. The execution and delivery of this Agreement and the transactions contemplated hereby will not result in the creation of any encumbrance, security interest or lien on any of the Purchased Assets. This Agreement constitutes a valid and binding obligation enforceable against Seller in accordance with its terms.

        4.3  Title to Purchased Assets. Seller has good and marketable title to all of the Purchased Assets, including, without limitation, the Software Products, the Product Documentation, User Lists and the Proprietary Rights. None of the Purchased Assets, or the use thereof: (i) is subject to any easements, restrictions, mortgages, liens, pledges, charges, encumbrances, encroachments or rights of others of any kind or nature whatsoever, (ii) encroaches or infringes on the property or rights of another in any material respect or (iii) contravenes any applicable law or ordinance or any administrative regulation or violates any restrictive covenant, the enforcement of which would result in any liability to the owner of the Purchased Assets or would in any respect interfere with or prevent the present and continued use of the Purchased Assets for the purposes for which they are now being used or would affect the value thereof. There are no agreements or arrangements between Seller and any third person which have any material effect upon Seller's title to and other rights respecting the Purchased Assets.

        4.4  Proprietary Rights.

          (a)  Seller owns, or is licensed or otherwise possesses legally enforceable rights to use the Proprietary Rights, except to the extent that a lack of such Proprietary Rights would not have any material adverse effect on the Purchased Assets or CA's use of the Purchased Assets.

          (b)  Schedule 4.4 lists (i) all of Seller's patents and patent applications which are, or form a part of, or are incorporated into, the Purchased Assets (ii) all registered trademarks, trade names and service marks, registered copyrights, and maskworks, included in the Proprietary Rights, including the jurisdictions in which each such Proprietary Right has been issued or registered or in which any application for such issuance and registration has been filed, (iii) licenses, sublicenses and other agreements as to which Seller is a party and pursuant to which any person is authorized to use any of the Proprietary Rights (other than agreements with Customers) ("Third Party Licenses"), and (iv) all licenses, sublicenses and other agreements as to which Seller is a party and pursuant to which Seller is authorized to use any third party software, patents, trademarks or copyrights ("Third Party Technology") which are incorporated in, are, or form a part of any Seller's Proprietary Rights and are a material component of the Software Products. Seller is not in material violation of any license, sublicense or agreement described in Schedule 4.4 or included as part of Third Party Technology. Soley with respect to Proprietary Rights owned by Seller, Seller is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any Liens), the Proprietary Rights.

          (c)  To Seller's knowledge, there is no material unauthorized use, disclosure, infringement or misappropriation of any the Proprietary Rights, including by any employee or former employee of Seller. Seller has not entered into any agreement to indemnify any other person against any charge of infringement of any the Proprietary Rights, other than indemnification provisions contained in purchase orders or license agreements granted arising in the Ordinary Course of Business.

          (d)  Seller is not and will not be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Proprietary Rights or Third Party Technology Rights, the breach of which would have a material adverse effect on the Purchased Assets, except to the extent that such Third Party Technology is listed on Schedule 4.4(b) as requiring the consent of the applicable licensor.

          (e)  To Seller's knowledge, all patents, registered trademarks, service marks and copyrights forming a part of the Proprietary Rights are valid and existing and to Seller's knowledge, there is no assertion or claim challenging the validity of any the Proprietary Rights. To Seller's knowledge, Seller has not been named in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party. Neither the manufacture, sale, licensing or use of any of the Purchased Assets as now manufactured, sold or licensed or used, nor the use in any way of the Proprietary Rights in the manufacture, use, sale or licensing by Seller of any Purchased Assets currently in development, infringes on or conflicts with, in any way, any license, trademark, trademark right, trade name, trade name right, patent, patent right, industrial model, invention, service mark or copyright of any third party that, individually or in the aggregate, is reasonably likely to have a material adverse effect on the Purchased Assets. To Seller's knowledge, no third party is challenging the ownership by Seller, or the validity or effectiveness of, any of the Proprietary Rights. Seller has not brought any action, suit or proceeding for infringement of the Proprietary Rights or breach of any license or agreement involving the Proprietary Rights against any third party. There are no pending, or to Seller's knowledge, threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefor, which are, or form a part of, or are incorporated into the Purchased Assets, except such as may have been commenced by Seller. To Seller's knowledge, there is no breach or violation of or threatened, or actual loss of rights under any license agreement to which Seller is a party.

          (f)    Seller has secured valid written assignments from all consultants and employees who contributed in a material way to the creation or development of the Proprietary Rights of the rights to such contributions that Seller does not already own by operation of law.

          (g)  Seller has taken commercially reasonable steps to protect and preserve the confidentiality of all the Proprietary Rights not otherwise protected by patents, patent applications or copyright ("Confidential Information"). Seller has a policy requiring each employee, consultant and independent contractor to execute proprietary information and confidentiality agreements substantially in Seller's standard forms and, to Seller's knowledge, all current and former employees, consultant and independent contractors of Seller reasonably expected to have access to Confidential Information have executed such an agreement. Seller has used commercially reasonable efforts to help ensure that all material disclosure or appropriation of Confidential Information owned by Seller by or to a third party has been pursuant to the terms of a written agreement between Seller and such third party. To Seller's knowledge, all use, disclosure or appropriation of Confidential Information not owned by Seller has been pursuant to the terms of a written agreement between Seller and the owner of such Confidential Information, or is otherwise lawful, except where the lack of a written agreement would not have a material adverse effect with respect to the Purchased Assets.

          (h)  Each Customer Agreement between Seller and any third party distributor granting exclusive distribution rights in any geographic or market area are listed in Schedule 4.4. Each of such agreements (x) has been validly terminated by Seller and will teminate as set forth in Schedule 4.4; or (y) may be terminated at any time by Seller or CA, as the case may be, because the agreement terms have been breached by the distributor as set forth in Schedule 4.4.

        4.5  Compliance With Law. To Seller's knowledge, Seller is not in violation of any laws, governmental orders, rules or regulations, whether federal, state or local, to which the Purchased Assets are subject.

        4.6  Customers. Annexed hereto as Exhibit C is a true and complete list of all contracts, commitments and agreements between Seller and any customers or distributors of the Software Products or under which Seller has granted any licenses to use or distribute the Software Products or under which Seller is performing any related support or services. Except as noted on Schedule 4.6, Seller has no knowledge or information that any of such customers has ceased, or intends to cease, to utilize the Software Products or the services of Seller related to the Software Products or has substantially reduced, or will or may substantially reduce, the use of such services after Effective Date.

        4.7  Material Agreements. Except as set forth in Schedule 4.7, the Purchased Assets are not subject to any agreement or obligation involving any of the following:

          (a)  any plan, contract or arrangement evidencing or relating in any way to: (i) indebtedness for borrowed money by way of direct loan, purchase money obligation, conditional sale, lease purchase agreement or otherwise; (ii) confession of judgment or agreed judgment; (iii) liens, encumbrances or security interests; or (iv) guaranties;

          (b)  any contract containing provisions limiting the use of the Purchased Assets in any line of business or in connection with the marketing of any particular type of product in any geographic area;

          (c)  any joint venture contract or arrangement or other agreement involving a sharing of profits or losses or any transfer or sharing of title or ownership of the Software Products or Proprietary Rights; or

          (d)  any joint development or other technology development agreement relating to any of the Software Products or Proprietary Rights.

        True, correct and complete copies of any such contracts or agreements containing any of the above provisions shall be listed on the Schedule 4.7 and supplied to CA prior to the Closing Date.

        4.8  Non-compete and Confidentiality Agreements. Schedule 4.8 annexed hereto lists all non-competition and confidentiality agreements with third parties relating to the Software Products.

        4.9  Future Commitments and Professional Services Obligations. Except as set forth in Schedule 4.9, Seller has not made any agreement or commitment to perform any development work on the Software Products or otherwise enhance or change the Software Products in any way, or to perform professional services related to the Software Products.

        4.10 Conformity of the Software Products to Specifications. As of the Closing Date, the Software Products perform properly except to the extent an error has been identified in the "bug list" included in Schedule 4.10. Except as set forth in Schedule 4.10, there have not been any claims pending or threatened alleging the failure of the Software Products to perform properly. Schedule 4.10 includes the "bug list" or "error list" with respect to each of the Software Products and are the only known errors with respect to each of the Software Products.

        4.11 Validity of Assignment. Seller's rights and obligations under all Customer Agreements and other agreements assigned to CA under this Agreement are hereby duly and validly assigned to CA; that such assignment does not and will not give rise to the ability of any other party to such agreements to terminate such agreements or to otherwise modify the rights and obligations thereunder; and that such assignments will not result in any liability being imposed on CA other than to perform such agreements in the future.

        4.12 Litigation. There is no litigation currently pending or to Seller's knowledge threatened that does or might affect Seller's interest in the Purchased Assets, its ability to convey to CA good, marketable and unencumbered title to the Purchased Assets, or which contains allegations or claims that the Software Products do not perform properly.

        4.13 Distribution and Royalty Obligations. Except for the Customer Agreements listed on Exhibit C, there are no agreements pursuant to which any third party has or claims any right to distribute, market, sell, license or lease the Software Products or claims any right to participate, including by receipt of a royalty, in the proceeds of any distribution, sale, license or lease of the Software Products. To the Seller's knowledge, Seller has no royalty obligations for any portion of the Software Products to any third party and attached hereto as Schedule 4.13 is a true and correct copy of all agreements or undertakings between Seller and any third party licensor under which Seller is the licensee for any portion of the Software Products, including, without limitation, any agreement granting Seller any rights to use internally, modify, create derivative works and/or distribute any portion of the Software Products.

        4.13 Other Agreements of Officers and Employees. No officer or employee of Seller is a party to or bound by any agreement, contract or commitment or subject to any restrictions, including, without limitation, any restrictions in connection with any previous employment of such person, which adversely affects, or in the future may adversely affect the Purchased Assets or Seller's performance of its obligations under this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF CA

        CA hereby represents and warrants to Seller as follows:

        5.1  Organization and Good Standing. CA is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

        5.2  Corporate Authority. CA has full authority to execute and to perform this Agreement in accordance with its terms. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not and will not result in a breach, violation or default or give rise to an event which, with the giving of notice or after the passage of time, would result in a breach, violation or default of any of the terms or provisions of CA's Certificate of Incorporation, as amended, or by-laws or of any indenture, agreement, judgment, decree or other instrument or restriction to which CA is a party or by which CA may be bound or affected. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of CA and no further authorization or approval, whether of the stockholders or directors of CA or governmental bodies or otherwise, is necessary in order to enable CA to enter into and perform the same. This Agreement constitutes a valid, binding and enforceable obligation of CA in accordance with its terms.

ARTICLE VI
MUTUAL REPRESENTATIONS AND WARRANTY

        6.1  Brokerage. CA and Seller represent and warrant to each other that each has not retained the services of a broker or finder in connection with the transactions contemplated by this Agreement and that all negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Seller directly with CA and without the intervention of any broker or finder and each of the parties agrees to indemnify the other party in the event of breach by such party of the foregoing representation and warranty.

ARTICLE VII
COVENANTS

        7.1  Cooperation. From and after the Effective Date and until the Closing Date, Seller shall:

          (a)  afford the officers, employees, attorneys, agents, engineers, accountants and other representatives of CA free and full access at all reasonable times and during normal business hours (and in a manner so not to interfere with the business and operations of Seller) to the properties, books and records of Seller relating to Purchased Assets;

          (b)  permit CA and its representatives to make copies and extracts from such books and records; and

          (c)  furnish CA and its representatives such financial data and other information concerning the Purchased Assets as CA may reasonably request;

provided, however, that CA will treat and hold any information it receives in the course of the reviews contemplated by this Section 7.1 as confidential Seller information ("Confidential Seller Information"), and will not use any of such Confidential Seller Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Seller all tangible embodiments (and all copies) of the Confidential Seller Information which are in its possession and will not make any further use of such Confidential Seller Information whatsoever; and provided further, that this Section 7.1 shall survive the termination of this Agreement and CA shall remain bound hereby.

        7.2  Operation of Business. Except as otherwise contemplated by this Agreement, from the Effective Date hereof to the Closing Date, Seller shall not do any of the following with respect to the Purchased Assets without the prior written consent of CA:

          (a)  enter into any contract or assume or acquire any obligation or liability (contingent or otherwise) relating to the Purchased Assets except for contracts and obligations of not more than $25,000 (in the aggregate for any contract, obligation or series of related contracts or obligations) incurred in the normal course of business consistent with past practices;

          (b)  mortgage, pledge or subject to any lien, charge, security interest or encumbrance any of the Purchased Assets;

          (c)  sell, assign, transfer, convey or otherwise dispose or agree to sell any of the Purchased Assets, including, without limitation, any of the Software Products or Proprietary Rights or enter into any other contract or agreement relating to the title, ownership, use or operation of the Software Products or Proprietary Rights, except in the normal course of business consistent with past practice;

          (e)  cancel, release or waive any debt, claim or right under or relating to the Purchased Assets or any Customer Agreements, except for normal trade adjustments make in the ordinary course of business consistent with past practice;

          (f)    grant any rights or licenses with respect to the Software Products or under the Proprietary Rights; except for non-exclusive software licenses of a value of not more than $25,000 (in the aggregate for any contract, obligation or series of related contracts or orders) to third parties on normal and reasonable terms and conditions granted in the normal course of business consistent with past practice. All licenses and contracts of a value of $25,000 or more shall require CA's advance written approval; or

          (i)    otherwise conduct its business relating to Purchased Assets other than in the ordinary course of business consistent with past practice.

        7.3  Installation of the Source Code. On the Closing Date of this Agreement:

          (a)  Seller shall make the source code for the Software Products available to CA for installation on CA's computers and shall deliver to CA such other computer tapes, documentation, promotional materials and other information Seller has which may comprise the Purchased Assets, including all Customer Agreements and User Lists; and

          (b)  Seller shall deliver to CA copies of all Books and Records of Seller relating to the Purchased Assets.

        7.4  Employees and Consultants. CA may offer employment or consultancy to certain of the employees or consultants of Seller listed on Schedule 2.3 attached hereto on substantially the same terms as Seller currently employs such employee or consultant; provided that CA shall have no continuing obligation after the Closing Date to offer such employment or consultancy to or to employ or continue the employment or consultancy of any employee or consultant, or to maintain the compensation of any employee or consultant, at any particular level. Schedule 2.3 contains a list setting forth the names of each employee or consultant who was engaged in the business of Seller relating to the Purchased Assets, which list sets forth the hire date, title, salary and accrued vacation for each such employee as of the date of this Agreement.

        7.5  Further Assurances. Each party agrees that, upon request by the other party from time to time, it will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acknowledgments, deeds, assignments, bills of sale, transfers, conveyances, instruments, consents and assurances as may reasonably be required to consummate the transactions contemplated by this Agreement, and for the better assigning, transferring, granting, conveying, assuring and confirming to CA, its successors and assigns, the Purchased Assets to be sold or assigned to CA as provided herein.

ARTICLE VIII
SURVIVAL; INDEMNIFICATION; ARBITRATION

        8.1  Survival of Representations and Warranties. All of the representations and warranties set forth in this Agreement shall survive the Closing and remain in full force and effect for a period of two years thereafter, provided that the representations and warranties set forth in Section 4.4 shall survive the Closing and remain in full force and effect for a period of five years after the Closing.

        8.2  Indemnity Against Claims. Seller hereby agrees to indemnify and hold CA harmless from and against any Damages arising or resulting from any of the following:

          (a)  All Excluded Liabilities and any and all other liabilities, losses, damages, claims, costs and expenses of Seller for any nature, whether absolute, contingent or otherwise, which are not expressly assumed by CA as herein provided;

          (b)  Any breach or default in the performance by Seller of any covenant or agreement of Seller contained herein, in any agreement contemplated hereby or executed in connection herewith, or in any Schedule or Exhibit hereto or thereto, or in any certificate or other instrument delivered or to be delivered by or on behalf of Seller pursuant hereto or thereto; and

          (c)  Any breach of warranty or inaccurate representation made by Seller herein, in any agreement contemplated hereby or executed in connection herewith, or in any Schedule or Exhibit hereto or thereto, or in any certificate or other instrument delivered or to be delivered by or on behalf of Seller pursuant hereto or thereto;

        8.3  Indemnification by CA. CA hereby agrees to indemnify and hold Seller harmless from and against any Damages incurred after the Effective Date arising out of or resulting from:

          (a)  CA's failure to perform its obligations under the Customer Agreements of Seller assigned to CA pursuant to Section 2.3 hereof for periods after the Closing Date;

          (b)  Any breach or default in the performance by CA of any covenant or agreement of CA contained herein, in any agreement contemplated hereby or executed in connection herewith, or in any Schedule or Exhibit hereto or thereto, or in any certificate or other instrument delivered or to be delivered by or on behalf of CA pursuant hereto or thereto; and

          (c)  Any breach of warranty or inaccurate representation made by CA herein, in any agreement contemplated hereby or executed in connection herewith, or in any Schedule or Exhibit hereto or thereto, or in any certificate or other instrument delivered or to be delivered by or on behalf of CA pursuant hereto or thereto.

        8.4  Claims for Indemnity.

          (a)  Whenever a claim for Damages shall arise for which one party ("Indemnitee") shall be entitled to indemnification hereunder, Indemnitee shall notify the other party or parties (each, an "Indemnitor") in writing within thirty (30) days of the first receipt of notice of such claim, and in any event within such shorter period as may be necessary for Indemnitor to take appropriate action to resist such claim; provided that the failure to give notice as herein provided shall not relieve Indemnitor of its obligation to indemnify Indemnitee except to the extent that Indemnitor shall have been materially prejudiced in its ability to defend such claim. Such notice shall specify all material facts known to Indemnitee giving rise to such indemnity rights and shall estimate the amount of the liability arising therefrom. The right of Indemnitee to indemnification and the estimated amount thereof, as set forth in this notice, shall be deemed agreed to by Indemnitor unless, within thirty (30) days after the mailing of such notice, Indemnitor shall notify Indemnitee in writing that it disputes the right of Indemnitee to indemnification, or that Indemnitor elects to defend such claim in the manner provided in Section 8.4(b).

          (b)  Defense of Claims. Upon receipt by Indemnitor of a notice from Indemnitee with respect to any claim of a third party against Indemnitee, and acknowledgment by Indemnitor (whether after resolution of a dispute or otherwise) of Indemnitee's right to indemnification hereunder with respect to such claim, Indemnitor shall assume the defense of such claim with counsel reasonably satisfactory to Indemnitee, with the fees and expenses of such counsel to be paid by Indemnitor, and Indemnitee shall cooperate to the extent reasonably requested by Indemnitor in defense or prosecution thereof and shall furnish such records, information and testimony and attend all such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by Indemnitor in connection therewith. If Indemnitor shall acknowledge Indemnitee's right to indemnification and elect to assume the defense of such claim, Indemnitee shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of Indemnitee. If Indemnitor has assumed the defense of any claim against Indemnitee, Indemnitor shall have the right to settle any claim for which indemnification has been sought and is available hereunder; provided that, to the extent that such settlement requires Indemnitee to take, or prohibits Indemnitee from taking, any action or purports to obligate Indemnitee, then Indemnitor shall not settle such claim without the prior written consent of Indemnitee. If Indemnitor does not assume the defense of a third party claim and disputes Indemnitee's right to indemnification, Indemnitee shall have the right to participate in the defense of such claim through counsel of its choice, at Indemnitor's expense (such expenses to be paid on a timely, as-accrued basis), and Indemnitee shall have control over the litigation and authority to resolve such claim subject to this Article VIII.

        8.5  Limitations.

          (a)  Seller shall have no obligation to indemnify CA for Damages claims made pursuant to Section 8.2 (b) or (c) until the aggregate amount of Damages incurred by CA with respect to such claims exceeds $75,000, at which point Seller shall be responsible for indemnifying CA for all such Damages including the $75,000. The $75,000 limit shall not apply to valid claims for indemnity made pursuant to Section 8.2 (a) which are to be indemnified by Seller in full.

          (b)  CA shall have no obligation to indemnify Seller for Damages claims made pursuant to Section 8.3 (b) or (c) until the aggregate amount of Damages incurred by Seller with respect to such claims exceeds $75,000, at which point CA shall be responsible for indemnifying Seller for all such Damages including the $75,000. The $75,000 limit shall not apply to valid claims for indemnity made pursuant to Section 8.3 (a) which are to be indemnified by CA in full.

          (c)  Seller's obligation to indemnify CA for all claims made pursuant Section 8.2 shall shall be limited to nine million five hundred thousand dollars ($9,500,000).

ARTICLE IX
CONFIDENTIALITY

        9.1  Confidentiality. At all times after the Closing Date, Seller shall retain in strictest confidence, and shall not use for its benefit or for the benefit of others all confidential information comprising or related to the Purchased Assets described in Section 1.1 hereof, including, without limitation, the technology, know-how, trade secrets, customer lists transferred hereby to CA, pricing policies, marketing plans or strategies, product development techniques or plans, or technical processes, designs and design projects respecting the Software Products.

ARTICLE X
SPECIAL COVENANTS

        10.1 Cooperation. Except in the case of a conflict of interest between the parties, the parties shall cooperate with each other fully with respect to actions required or requested to be undertaken with respect to tax audits, administrative actions or proceedings, or litigation that may occur after the Closing Date, and each party shall maintain and make available to the other party upon request all corporate, tax and other records required or requested in connection with such matters.

        10.2 Publicity. Each party agrees that no publicity release or announcement concerning the transactions contemplated hereby shall be issued without the advance approval of the form and substance thereof by the other party (which approval shall not be unreasonably withheld or delayed); except as such release or announcement may be required by law or the rules or regulations of any United States securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

        10.3 Non-Competition.

          (a)  In consideration of the purchase price payable by CA to Seller under this Agreement, Seller agrees that it shall not, for a period of three (3) years from the Closing Date, directly or indirectly (i) engage in a business or enterprise (either as a proprietor, partner, employee, agent, consultant, or controlling stockholder) in the development or marketing of any Competing Computer Software (as defined in Section 10.3 (b) hereof) or (ii) solicit or attempt to solicit sales or licenses of any Competing Computer Software, interfere with, or disrupt or attempt to disrupt the relationship (contractual or otherwise) between CA and its customers, suppliers, agents, consultants, officers or employees relating to the Software Products; provided, however that this Section 10.3 shall not apply to the any company which, as of the Effective Date, is a reseller of the Software Products to the extent such Company shall become a successor in interest to Seller by operation of law.

          (b)  The phrase "Competing Computer Software" as used herein means any software product which has the same or substantially similar purpose as the Software Products, the marketing, licensing or sale of which would tend to inhibit licensing or marketing of the Software Products by CA.

          (c)  The provisions of this Section 10.3 shall not prevent Seller from investing in securities of any corporation or otherwise acquiring an equity interest in any enterprise provided that during this period such investments or interests shall not result in (i) Seller owning beneficially 10% or more of the equity securities of any enterprise, engaged in a business offering products competitive to the Software Products, or (ii) Seller being able to control or actively participate in the policy decisions of such competing business.

          (d)  If any portion of the restrictions set forth in Section 10.3 (a) should, for any reason whatsoever, be declared invalid by a court of competent jurisdiction, the validity or enforceability of the remainder of such restrictions shall not thereby be adversely affected.

          (e)  Seller declares that the foregoing territorial and time limitations are reasonable and properly required for the adequate protection of the business of CA. In the event any such territorial or time limitation is deemed to be unreasonable by a court of competent jurisdiction, Seller agrees to the reduction of either said territorial or time limitation to such area or period which said court shall have deemed reasonable.

          (f)    If there is a breach or threatened breach of the provisions of this Section 10.3, CA shall be entitled to an injunction restraining Seller from such breach. Nothing herein shall be construed as prohibiting CA from pursuing any other remedies for such breach or threatened breach. The existence of any claim or cause of action by Seller against CA other than under this Agreement shall not constitute a defense to the enforcement by CA or any subsidiary of the foregoing restrictive covenants and any such claim or cause of action shall be litigated separately.

        10.4 Use of Facilities. From and after the Closing Date, and for a period of three (3) months, Seller shall, without charge, provide CA access to and the use of Seller's facilities located at Park West One Office Building (Seller's "Pittsburgh Office"), Findlay Township, Pennsylvania 15275, for all reasonable purposes relating to its operation of the Purchased Assets as a business and the removal of the Purchased Assets therefrom. CA agrees that Seller shall not be liable for, and CA agrees that it will hold Seller harmless for any and all claims against Seller for injury to person or damage to property sustained by CA or any other person whose presence is related to CA's operation of its business, other than as occasioned by the willful misconduct of Seller. CA agrees to conduct such operations and remove such Purchased Assets without causing any damage to the Pittsburgh Office and at the end of such three month period shall have removed all Equipment, leaving the Pittsburgh Office in broom-clean condition and in good order and repair.

ARTICLE XI
GENERAL PROVISIONS

        11.1 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered personally, sent by telex or facsimile transmission (if a confirmation of delivery is obtained), sent by Federal Express or other private courier (if a confirmation of delivery is obtained), or sent by certified or registered mail, return receipt requested and postage prepaid. Any such notice shall be deemed given when so delivered personally or when sent by facsimile transmission or, if mailed by certified or registered mail, five (5) days after the date of deposit in the United States mail, postage prepaid, if addressed:

(a) in the case of Seller to:	John Moss, Esq. Vice President and General Counsel Intraware, Inc. 25 Orinda Way Orinda, CA 94563 Fax: (925) 253-4518

with a copy to:	Michael J. Halloran, Esq. Pillsbury Winthrop LLP 50 Fremont Street San Francisco, CA 94105 Fax: (415) 983-1200

(b) in the case of CA to:	President Computer Associates International, Inc. One Computer Associates Plaza Islandia, New York, 11788-7000

with a copy to:	General Counsel Computer Associates International, Inc. One Computer Associates Plaza Islandia, New York, 11788-7000

or to such other address or to such other person as CA or Seller shall have last designated by written notice given as herein provided.

        11.2 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York (excluding its conflict of laws provisions).

        11.3 Jurisdiction and Venue. The parties agree that any action arising under or relating to this Agreement shall lie within the exclusive jurisdiction of the State and Federal Courts located in New York, New York. The parties consent to the exercise of jurisdiction by any such court. If either party is compelled to seek judicial enforcement of its rights under this Agreement, the prevailing party in any such action shall be entitled to recover its costs incurred in such action, including reasonable attorneys' fees.

        11.4 Binding Effect; Assignment. This Agreement shall be binding upon the parties and inure to the benefit of the successors and assigns of the respective parties hereto; provided, however, that this Agreement and all rights hereunder may not be assigned by Seller except with the prior written consent of CA, which consent shall not be unreasonably withheld.

        11.5 Counterparts; Headings. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The paragraph headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

        11.6A.Termination. This Agreement may be terminated by CA on May 31, 2002, if Seller has not satisfied the conditions to close found in Section 3.2.

        11.6 Transaction Expenses. Notwithstanding anything else in this Agreement to the contrary, the parties hereto shall each be responsible for the payment of (and shall indemnify and hold the other party or parties hereto harmless against) any and all of its own expenses, including without limitation the fees and expenses of counsel, accountants and other advisers, arising out of or relating directly or indirectly to the transactions contemplated by this Agreement, whether or not such transactions are consummated in whole or in part.

        11.7 Waiver; Severability. The waiver of one breach or default hereunder shall not constitute the waiver of any other or subsequent breach or default. If one or more of the provisions of this Agreement are deemed void by law, then the remaining provisions will continue in full force and effect.

        11.8 No Agency. This Agreement shall not constitute either party the legal representative or agent of the other, nor shall either party have the right or authority to assume, create, or incur any liability or any obligation of any kind, express or implied, against or in the name of or on behalf of the other party.

        11.9 Entire Agreement. This Agreement (including the Exhibits and Schedules annexed hereto and referenced herein) contains the entire agreement between the parties hereto and there are no agreements, warranties or representations which are not set forth herein. All prior negotiations, agreements and understandings, whether written or oral, are superseded by this Agreement. This Agreement may not be modified or amended except by an instrument in writing duly executed by authorized officers of both parties.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Seller:	Computer Associates International, Inc.

By:	By:

Title:	Title:

Exhibit List

Exhibit A—Software Products
Exhibit B—Proprietary Rights
Exhibit C—Customer Agreements
Exhibit D—Legal Opinion
Exhibit E—Disclosure Schedule

QuickLinks

  EXHIBIT 2.1
ASSET PURCHASE AGREEMENT
RECITALS